TAPIMMUNE, INC.
800 Bellevue Way NE, Suite 400
Bellevue, WA 98004

July 12, 2010

Mr. Jeffery Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          TapImmune Inc.
Registration Statement on Form S-1
Filed June 16, 2010
File No. 333-167571

Dear Mr. Riedler:

This is in response to your comment letter of June 25, 2010 to Denis Corin with respect to the above-referenced filing.  Based on the outcome of discussions with you after this letter, TapImmune Inc. (the “Company”) will file Amendment No. 1 on Form S-1 (the “Amended Registration Statement”) to the Registration Statement No. 333-167571 on Form S-1 filed on June 16, 2010.

We have set forth below the comments in your letter of June 25, 2010 in italics followed by the Company’s responses to each comment.

Dollar value of underlying securities

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

RESPONSE: The dollar value of the common shares underlying the convertible notes (the “Notes”) being registered for resale in the Amended Registration Statement is $1,627,920, as calculated by multiplying the closing sales price of the Company’s common shares ($0.24) on the date of issuance of the Notes (May 24, 2010) by the number of common shares underlying the Notes being registered for resale in the Amended Registration Statement (6,873,000).

Payments to the investors and affiliates

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling shareholders, any affiliate of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

RESPONSE:   Please see the below addressing (i) payments by the Company and (ii) net proceeds and total possible payments in connection with the sale of Series A warrants, Series B warrants and Series C warrants (the “Warrants”) and the Notes (the “Transaction”).

(i)           Payments by the Company.  The Company has made, or will need to make, payments in connection with the Transaction as set out in the table below.

Party	Payments in Cash	Other Payments
Sanders Ortoli Vaughn-Flam LLP	$150,000	750,000 warrants
Greenberg Traurig LLP	$100,000	None
Olympus Securities LLC	$64,000	1,400,000 warrants

More specifically, the Company has made, or will make, payments to:

(a)           Selling shareholders: The Company has not made any payments to the selling shareholders, and the Company is not required to make any payments to the Selling Shareholders apart from (i) the repayment of principal (the notes do not bear interest as they were issued at a 20% original discount), (ii) in the event of default on the notes, an interest payment equal to 15% per annum during the term of the default and (iii) in the event of a late payment on the notes, a late payment fee of 15%.

(b)           Persons related to selling shareholders: The Company has made payments to only one person related to a selling shareholder in regards to the Transaction and the registration of the underlying shares.  Steven A. Sanders is the sole director and shareholder of Prufrock Management Ltd. (“PML”), the entity that manages the funds controlled by Prufrock Partners Ltd. (“Prufrock”), a selling shareholder that owns approximately 10% of the aggregate amount of the Notes.  PML manages Prufrock’s funds for the benefit of a third party that is neither related to PML nor Mr. Sanders.  As such, Mr. Sanders has voting and dispositive control over the shares to be offered by Prufrock in the offering, although he does not beneficially own the shares to be offered by Prufrock.  Mr. Sanders is also a partner at the law firm of Sanders Ortoli Vaughn-Flam Rosenstadt LLP (“SOVR”).  SOVR has represented the Company on several matters since December 2008, including on the Transaction and the registration of the underlying shares.  As the Company has paid SOVR for legal advice on various matters, including the Transaction, it is not able to calculate precisely which fees relate to the Transaction and the registration of the common shares underlying the Notes and Warrants and which relate to other matters. The Company estimates that it has paid approximately $35,000 of the fees in connection with the Transaction, issued warrants exercisable into 750,000 common shares at $0.50 in connection therewith, owes SOVR an additional $90,000 in connection with the Transaction and the registration and will incur $25,000 of fees for services to be performed in connection therewith.

(c)           Persons with whom the selling shareholders had a contractual relationship: The Company has made payments to two persons with whom the selling shareholders had a contractual relationship in regards to the Transaction.

●
as disclosed in Section 15 of its Form D filed on June 2, 2010, the Company paid Olympus Securities LLC a finder’s fee of $64,000 and 1,400,000 warrants (500,000 Series A Warrants, 400,000 Series B Warrants and 500,000 Series C Warrants).  This payment was in exchange for finding investors who accounted for $800,000 of the $1,275,000 in gross proceeds to the Company from the sale.  The Company has no further obligations to make payments to Olympus Securities LLC.

●
as set out in Section 4(g) of the Securities Purchase Agreement governing the Transaction, the Company is required to pay $100,000 to Greenberg Traurig LLP to cover the legal fees and expenses of Iroquois Master Fund Ltd., $90,000 of which was paid at the time of the Transaction and $10,000 of which is still to be paid.

(ii)           Net proceeds and total possible payments.  The gross proceeds from the Transaction were $1,275,000, of which $925,000 was received in cash and $350,000 of which were received in the form of a rollover of principal outstanding and due on a prior note.  Net of (i) a finder’s fee of $64,000, (ii) legal fees to Greenberg Traurig LLP, counsel to Iroquois Master Fund Ltd., of $100,000 and (iii) legal fees paid and due to SOVR of approximately $150,000, the proceeds to the Company are $961,000.  All amounts due on the notes are due within, or on, one year of their issuance and, barring any penalties for late payments and/or other defaults, total $1,530,000.

Potential profits on conversion

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE:  The total potential profit that the Note holders could realize depends on several factors, including whether (i) the Note holders are repaid in cash, (ii) the Note holders elect to convert the Note and (iii) the Company elects to convert the Note.

(i)           Repayment in Cash.

Assuming that all payments on the Notes are made in cash, the Note holders will make a profit of 20% on their investment as that is the amount of the original issue discount contained in the face amount of the Notes and there is no interest on the Notes.

(i)           Repayment by Conversion at Note Holders’ Election.

If a Note holder elects to convert a Note, the conversion price is $0.30.  The following table sets out the potential profit to the Note holder at different market prices at the time of the Note holder’s conversion (assuming that the Note holder is able to sell all of those shares at that market price and not including any profit from the original issue discount):

	Market Price
	<$0.30	$0.35	$0.40	$0.45	$0.50	$0.55
% Profit	<0%	16.6%	33.3%	50%	66.5%	83.3%

(ii)           Repayment by Conversion at Company’s Election.

If the Company elects to convert the Notes, the conversion price will be the lesser of (a) $0.30 or (b) 85% of the average of the volume-weighted average prices of our common stock on the Over-the-Counter Bulletin Board on each of the twenty trading days immediately preceding the applicable conversion.  The following table sets out the potential profit to the Note holders at different market prices at the time of the Company’s conversion (assuming (a) that the market price and the applicable the average of the volume-weighted average prices are the same, (b) that the Company is eligible to convert and (c) the Note holders are able to sell all of those shares at that market price and not including any profit from the original issue discount):

	Market Price
	$0.10	$0.15	$0.20	$0.25	$0.30	$0.35
% Profit	17.6%	17.6%	17.6%	17.6%	17.6%	17.6%

The profit to the Note holders at any price above $0.35 are the same as in (ii) above.

There are provisions in the Notes that could change the conversion price upon an event of default, namely full-ratchet adjustments upon the issuance of securities at a per share price of less than $0.30.  Upon such an occurrence, (a) the conversion price at the Note holders’ election would be reduced to the issuance price of the new shares and (b) the conversion price at the Company’s election would be reduced to the lesser of the issuance price of the new shares or 85% of the average of the volume-weighted average prices of our common stock on the Over-the-Counter Bulletin Board on each of the twenty trading days immediately preceding the applicable conversion.  The Company neither intends to enact nor anticipates such a share issuance that would trigger an adjustment to the conversion price.

Total potential profit from other securities

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:  Neither the selling shareholders nor any affiliates of the selling shareholders beneficially or otherwise own any warrants, options, notes or other securities that we have issued that contain a conversion discount other than

(i)	the Notes described in the Amended Registration Statement and for which we have described the potential profits on conversion in our response to your comment 3 above and

(ii)
the Warrants, the conversion discount of which relates to a full-ratchet adjustment (for both the reduction of the exercise price of such Warrants and an increase in the amount of such Warrants) upon the issuance of securities at a price per share less than the exercise price then in effect.  We do not anticipate any such dilutive issuances.

Comparison of issuer proceeds to potential investor profit

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to Comments 3 and 4.

Further, Please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE:  Please see the table below providing the requested information.

Gross Proceeds	$1,275,000
Required Payments (made or to be made)	$314,000
Resulting Proceeds to Issuer	$961,000
Total possible profit resulting from conversion discount upon Company conversion (excluding original issue discount) with a market price of $0.353 or less (above $0.353, there is no conversion discount).	$269,892

Prior transactions between the issuer and the selling shareholders

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•      the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE:  The Company has previously issued securities to a selling shareholder, CGM Custodian for the IRA of David Nagelberg (“Nagelberg”).  These securities were common shares or securities exercisable or convertible into common shares.  The current market price for the Company’s common shares as of July 6, 2010 was $0.14.  The issuance is as set out below:

Name	Date of Transaction	Approximate Outstanding Shares at time of Transaction	Approximate Public Float less Holder’s Shares at Time of Transaction	Number of Shares Issuable in Transaction	Approximate % of Total Outstanding Shares Issued to Holder at time of Transaction	Market Price Per Share at Time of Transaction
Nagelberg	8/30/09	36,414,666	19,075,529	875,000 (1)	2.4%	$1.26

(1)
Represents a $350,000 debenture convertible into 437,500 common shares and warrants convertible into 437,500 common shares at $1.20 per share.  These securities were exchanged for a Note and Warrants in the Transaction.

Comparison of registered shares to outstanding shares

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE:  We set out in the table below the requested information regarding the Company’s shares:

Number of shares
Shares outstanding prior to the Transaction	40,256,027
Shares outstanding prior to the Transaction that are held by the selling shareholders, affiliates of the Company, and affiliates of the selling shareholders	17,132,595
Shares outstanding prior to the Transaction that were held by persons other than the selling shareholders, affiliates of the Company, and affiliates of the selling shareholders	23,123,342
Shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	0
Shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements that continue to be held by the selling shareholders or affiliates of the selling shareholders	0
Shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders	0
Shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction	30,523, 500

The issuer's intention and ability to make all note payments and the presence or absence of short selling by the selling shareholder

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - the selling shareholders have an existing short position in the company's common stock and, if the selling shareholders have an existing short position in the company's stock, the following additional information:

-	the date on which the selling shareholders entered into that short position; and

-
the relationship of the date on which the selling shareholders entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE:  Please see our response below in connection with (i) the Company’s intention and ability to repay the Notes and (ii) whether the selling shareholders have an existing short position in the Company.

(i)              The Company’s intention and ability to repay the Notes.

In the Amended Registration Statement, the Company will add additional disclosure to the risk factor entitled “If we default on certain outstanding debt, we may lose all of our assets and intellectual property” regarding its intention and ability to repay the loan.  The entire risk factor will now read (with the additional language underlined and deleted language struck through):

“On May 24, 2010, we issued convertible notes to several investors that are secured by all of our assets.  If we default on any of these notes, the note holders may obtain our assets, including all of our intellectual property.  If we lose all or a substantial portion of our assets, our shares will become worthless or decrease significantly in value.

We will default under the notes if, among other things, we

•	fail to pay any amounts due on the notes,

•	fail to have this registration declared effective by the SEC by September 30, 2010 or maintain its effectiveness once declared,

•	spend more in any month or in any area as set out in the notes and the Securities Purchase Agreement related to the notes,

•	maintain indebtedness in excess of $250,000 and

•	issue equity securities in the next six months, other than those expressly permitted by the notes.

On May 24, 2010, we issued convertible notes in the amount of $1,530,000.  Although, we neither intend to default on the convertible notes or believe that we will, we do not currently have enough cash to make all of the payments due on the convertible notes and do not anticipate any revenues that will enable us to repay the convertible notes. Under certain circumstances, however, we may repay the convertible notes with common shares, including having an average daily trading volume of 100,000 common shares for at least one month prior to the date of payment and an aggregate dollar trading volume of at least $150,000 on each trading day for at least one month prior to the date of payment.  We currently do not meet these dollar and volume requirements, and if at any time that we would like to make a payment in common shares we do not meet these requirements we will not be able to make such payments in common shares.  If we do not raise additional funds and are unable to make payments in common shares, we will not be able to make all payments on the convertible notes and default thereon.

~~If we lose all or a substantial portion of our assets, our shares will become worthless or decrease significantly in value~~”

(ii)           Whether the selling shareholders have an existing short position in the Company.

On the date of the Transaction each of the selling shareholders represented that from the date it began negotiating with the Company for the purchase of the Notes and Warrants through the sale of the same that it had not engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales as defined by Rule 200 promulgated under Regulation SHO under the 1934 Act).  Since then, the Company does not know whether the selling shareholders have acquired a short position in the Company's common stock.

Relationships between the issuer and selling shareholders

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE:  As set out below, in the past three years, the Company has had relationships with (i) a selling shareholder, (ii) a party related to a selling shareholder and (iii) a person with whom selling shareholders have a contractual relationship regarding the transaction.

(i)           Selling Shareholders

As set out in the Company’s current report of September 10, 2009 and in the response to comment 6 above, the Company previously issued securities to one of the selling shareholders.  These securities were exchanged for a Note and Warrants.

All material agreements between the selling shareholders and the Company were incorporated into the Registration Statement by reference to the current report on Form 8-K filed on March 18, 2010 describing the Transaction.

(ii)           Persons related to a Selling Shareholder.

Steven A. Sanders is the sole director and shareholder of Prufrock Management Ltd. (“PML”).  PML manages the funds controlled by Prufrock Partners Ltd. (“Prufrock”), a selling shareholder that owns approximately 10% of the aggregate amount of the Notes.  PML manages Prufrock’s funds for the benefit of a third party that is neither related to PML nor Mr. Sanders.  As such, Mr. Sanders has voting and dispositive control over the shares to be offered by Prufrock in the offering, although he does not beneficially own the shares to be offered by Prufrock.  Mr. Sanders is also a partner at the law firm of Sanders Ortoli Vaughn-Flam Rosenstadt LLP (“SOVR”) which has represented the Company since December 2008.  Since then, SOVR has been paid $195,000 for legal services provided and is due $90,000 for legal services provided but not yet settled.

(iii)           Persons with whom selling shareholders have a contractual relationship regarding the Transaction.

As disclosed in response 2 above, the Company used a finder, Olympus Securities, LLC (“Olympus”), to find investors to purchase the Note and Warrants.  The arrangement between the Company, the selling shareholders and Olympus was that Olympus would receive 8% of all cash that it helped raise and full warrant coverage on such amounts.  As disclosed in the Form D filed on June 2, 2010, the Company paid Olympus $64,000 in cash and 1,400,000 Warrants (500,000 Series A Warrants, 400,000 Series B Warrants and 500,000 Series C Warrants) in exchange for its services in finding investors.

The method by which the number of registered shares was determined

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Security Holders" section of the prospectus.

RESPONSE:   The 30,523, 500 shares being registered on the Amended Registration Statement consist of (i) 6,783,000 common shares underlying the Notes and (iii) 23,740,500 underlying the Warrants sold to the selling shareholders. The following describes how the number of those shares was determined for each.

(i) Shares underlying the Notes

The shares underlying the Notes are convertible into common shares of the Company at the election of the holders of the Notes at $0.30 per share.  This conversion price was the result of negotiations between the Company and the selling shareholders and was approximately 25% higher than the closing price of the common shares on the Over-the-Counter Bulletin Board on the date of the closing of the Transaction.  As the Notes are original issue discount notes that carry no interest and have a face amount of $1,530,000, if the holders of the Notes elect conversion, they will receive 5,100,000 shares.  If the Company issues shares at a price below $0.30, the conversion price to be used for conversion at the holders’ election will be reduced and the number of shares into which the holders may convert the Notes will be increased.  As part of the negotiations, the Note holders required that the Company register an additional 33% in case there was such a dilutive issuance.  133% of 5,100,000 is 6,783,000.

Additionally, if it is the Company that elects to convert the Notes, the conversion price will be the lesser of (a) $0.30 or (b) 85% of the average of the volume-weighted average prices of our common stock on the Over-the-Counter Bulletin Board on each of the twenty trading days immediately preceding the applicable conversion.  If the Company were to convert at a price of $0.30, it would issue 5,100,000.  If the Company were to convert at a price of less than $0.30, it would issue more than 5,100,000 common shares.  As the future average of the volume-weighted average prices of our common stock on the Over-the-Counter Bulletin Board on each of the twenty trading days immediately preceding a conversion is unknown, the Note holders and the Company negotiated that the Company register an additional 33% in case the Company elected to convert at a price of less than $0.30.  133% of 5,100,000 is 6,783,000.

(ii) Shares underlying the Warrants

The Company issued 6,375,000 Series A Warrants, 5,100,000 Series B Warrants and 6,375,000Series C Warrants. The initial exercise price for each Warrant is $0.30 per share, and they initially may be exercised into 17,850,000 common shares.  Like the conversion price of the notes, the exercise price of the warrants is subject to a full-ratchet adjustment upon the occurrence of certain events, including our issuance of securities at a price per share less than the exercise price then in effect.  If we issue shares of Common Stock or options exercisable for or securities convertible into Common Stock at an effective price per share of Common Stock less than the exercise price then in effect, the exercise price will be reduced to the effective price of the new issuance and the number of shares into which the warrants are exercisable will be increased so that the aggregate exercise price remains the same.  As a result, the number of common shares into which the Warrants are exercisable may change.  The selling shareholders negotiated the requirement that the Company register an additional 33% of the common shares into which the shares are exercisable in the event of such an increase. 133% of 17,850,000 is 23,740,500.

Information regarding institutional selling shareholders

11.	With respect to the shares to be offered for resale by the selling security holders, please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by each shareholder.

RESPONSE:  In the Amended Registration Statement, the Company will add additional disclosure to the Selling Shareholder chart to identify the natural person or persons who exercise voting and/or dispositive powers with respect to the shares offered by each selling shareholder.  The entire Selling Shareholder Chart will now read (with the additional language underlined and in red and deleted language struck through):

“Name of Selling Stockholder ~~and Position, Office or Material Relationship with TapImmune~~	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (2)	~~Total Shares Registered (3)~~	Number of Shares of Common Stock Owned ~~by Selling Stockholder~~ After Offering ~~and Percent of Total Issued and Outstanding(1)~~
				~~# of Shares~~	~~% of Class~~
Iroquois Master Fund Ltd. (4)	0	9,576,000~~7,200,000~~	~~9,576,000~~	0	~~0~~
Next View Capital L.P. (5)	0	9,576,000~~7,200,000~~	~~9,576,000~~	0	~~0~~
CGM Custodian for the IRA of David S. Nagelberg (6)	0	8,379,000~~6,300,000~~	~~8,379,000~~	0	~~0~~
Prufrock Partners Ltd. (7)	0	2,992,500~~2,250,000~~	~~2,992,500~~	0	~~0~~

~~*           Holds less than 1%.~~

(1)
Based on 70,779,527 shares of common stock, which includes 40,256,027 shares of common stock issued and outstanding on July [--]~~June 15~~, 2010 and all 30,523,500 shares of common stock being offered in this prospectus that may be issued upon conversion of the notes and exercise of the warrants.  In determining this amount, we assumed that all 30,523,500 shares included in this prospectus will be sold.  If this assumption is incorrect, the number of shares and percentages included in this column will differ from what we have provided.

(2)
Includes shares of Common Stock underlying warrants and/or notes held by the Selling Stockholder that are covered by this prospectus, including any convertible securities that, due to contractual restrictions, may not be exercisable if such exercise would result in beneficial ownership greater than 4.9% and 9.9%, as applicable.

(3)
In accordance with the terms of a registration rights agreement with the holders of the notes and the warrants, the number of shares of Common Stock to be sold by each Selling Stockholder under this prospectus generally covers the resale of 133% of the number of shares of Common Stock issuable upon conversion of the notes at the conversion price and the number of shares of Common Stock issuable upon exercise of the warrants.  See “Description of Securities To Be Registered – Warrants and Convertible Notes.”

(4)
 Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund Ltd. (“Iroquois Master Fund”) and consequently has voting control and investment discretion over securities held by Iroquois Master Fund. Each of Joshua Silverman and Richard Abbe may be deemed to have voting control and investment discretion over securities held by Iroquois Master Fund.  As a result of the foregoing, each of Iroquois Capital, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities being registered hereunder.

(5)	Stewart Flink has sole voting and investment control over the shares held by Next View Capital LP.

(6)	David A. Nagelberg has sole voting and investment control over the shares held by CGM Custodian for the IRA of David S. Nagelberg.

(7)
Prufrock Management Ltd. (“PML”) is the investment manager of Prufrock Partners Ltd. (“Prufrock”) and consequently has voting control and investment discretion over securities held by Prufrock. Steven A. Sanders  is the sole shareholder of PML and, as a result, has voting control and investment discretion over securities held by Prufrock.”

In addition to the above responses to your comments, we hereby acknowledge that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Denis Corin

cc:           John L. Krug, Senior Counsel
Suzanne Hayes, Branch Chief
Dan Greenspan, Special Counsel